UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2023

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 24, 2023, BiondVax Pharmaceuticals Ltd (the “Company”) held its annual general meeting of shareholders (the “Meeting”). The total number of ordinary shares of the Company entitled to vote at the Meeting was 1,453,761,440 Ordinary Shares (each 400 Ordinary Shares represented by one American Depository Share (“ADS”)) and there were present, in person or by proxy, 424,962,800 ordinary shares, which constituted a quorum for the Meeting. The matters voted upon, and the results of the vote were as follows:

Proposal 1: Approval of the re-election of Professor Avner Rotman to the board of directors, to serve until the third annual meeting after the Meeting.

The shareholders approved the re-election of Professor Avner Rotman to the board of directors, to serve until the third annual meeting after the Meeting:

FOR	AGAINST	ABSTAIN
416,059,600	6,592,400	2,310,800

Proposal 2: Approval of the re-election of Mr. Samuel Moed to the board of directors, to serve until the third annual meeting after the Meeting.

The shareholders approved the re-election of Mr. Samuel Moed to the board of directors, to serve until the third annual meeting after the Meeting:

FOR	AGAINST	ABSTAIN
415,898,400	6,705,600	2,318,800

Proposal 3: Approval a change of the Company’s name to “Scinai Immunotherapeutics Ltd.” or such other name that contains the word “Scinai” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies and to amend the Company’s Articles of Association (the “Articles”) accordingly.

The shareholders approved a change of the Company’s name to “Scinai Immunotherapeutics Ltd.” or such other name that contains the word “Scinai” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies and to amend the Articles accordingly:

FOR	AGAINST	ABSTAIN
414,134,400	8,384,400	2,444,000

At least 75% of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, voted in favor of Proposal 3.

Proposal 4: Approval of an amendment to the Articles to reflect that the Company is required to appoint external directors under the Israel Companies Law, 5759-1999 (the “Companies Law”) only to the extent required by the Companies Law and the regulations thereunder.

The shareholders approved an amendment to the Articles to reflect that the Company is required to appoint external directors under the Companies Law only to the extent required by the Companies Law and the regulations thereunder:

FOR	AGAINST	ABSTAIN
416,212,800	6,404,800	2,333,200

At least 75% of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, voted in favor of Proposal 4.

Proposal 5: Approval of amendments to the annual cash compensation paid to our independent directors.

The shareholders approved the amendments to the annual cash compensation paid to our independent directors:

FOR	AGAINST	ABSTAIN
407,006,000	14,793,600	3,042,800

Proposal 6: Approval of the cancellation of options to purchase ADSs previously granted to our non-executive directors and the grant to our non-executive directors of replacement options to purchase ADSs.

The shareholders approved the cancellation of options to purchase ADSs previously granted to our non-executive directors and the grant to our non-executive directors of replacement options to purchase ADSs:

FOR	AGAINST	ABSTAIN
410,313,600	11,301,600	2,492,000

Proposal 7: Approval of a new grant of options to purchase ADSs to our non-executive directors.

The shareholders approved a new grant of options to purchase ADSs to our non-executive directors:

FOR	AGAINST	ABSTAIN
405,284,000	16,308,000	2,520,400

Proposal 8: Approval of a grant of 78,125 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2022.

The shareholders approved a grant of 78,125 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2022:

FOR	AGAINST	ABSTAIN
405,311,200	14,924,400	3,218,000

The total number of votes of the holders that are not controlling shareholders and do not have a personal interest in approval of the proposal that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In addition, the majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 9: Approval of a cash bonus for 2022 for Mark Germain, Chairman of the Board of Directors.

The shareholders approved a cash bonus for 2022 for Mark Germain, Chairman of the Board of Directors:

FOR	AGAINST	ABSTAIN
388,203,200	25,296,000	8,762,400

The total number of votes of the holders that are not controlling shareholders and do not have a personal interest in approval of the proposal that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In addition, the majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 10: Approval of amendments to the Company’s Compensation Policy for Executive Officers and Directors.

The shareholders approved amendments to the Company’s Compensation Policy for Executive Officers and Directors:

FOR	AGAINST	ABSTAIN
401,411,600	16,940,800	3,986,400

The total number of votes of the holders that are not controlling shareholders and do not have a personal interest in approval of the proposal that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In addition, the majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 11: Approval and ratification of the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2023 and for an additional period until the next annual meeting.

The shareholders approved and ratified the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2023 and for an additional period until the next annual meeting:

FOR	AGAINST	ABSTAIN
414,230,400	6,382,000	3,234,400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BiondVax Pharmaceuticals Ltd

August 24, 2023	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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